02040442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]**

For the fiscal year ended December 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _________ to __________

Commission File Number: 000-25081

WESTSTAR BANK 401(k) SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

VAIL BANKS, INC.
108 South Frontage Road West
Vail, Colorado 81657
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTSTAR BANK 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 27, 2002

Jerry Oliver
Plan Administrator

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

December 31, 2001 and 2000

DALBY, WENDLAND & CO., P.C.

Certified Public Accountants & Consultants

464 MAIN STREET • P.O. BOX 430 • GRAND JUNCTION, COLORADO 81502-0430
TELEPHONE 970/243-1921 • FAX 970/243-9214

Board of Trustees
Vail Banks, Inc. 401(k) Savings and Investment Plan

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying statements of net assets available for plan benefits of Vail Banks, Inc. 401(k) Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Vail Banks, Inc. 401(k) Savings and Investment Plan as of December 31, 2001 and 2000 and changes in its net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001 was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes, and reportable transactions, together referred to as "supplemental information," as of December 31, 2001 is presented for the purpose of additional analysis and, while not a required part of the basic financial statements, is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dalby, Wendland & Co., P.C.
DALBY, WENDLAND & CO., P.C.
Grand Junction, Colorado

June 7, 2002

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments at fair value		
Investment in Pooled Separate Account (see Note 3)	**$1,898,986**	$2,350,147
Investment in Employer Securities (see Note 3)	**544,021**	127,851
Cash held in transit	**11,255**	51
Total Assets	**$2,454,262**	$2,478,049
NET ASSETS AVAILABLE FOR PLAN BENEFITS		
Net Assets Available for Plan Benefits	**$2,454,262**	$2,478,049

See accompanying notes.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income		
Net investment loss from Pooled Separate Account (see Note 3)	**$ (449,223)**	$ (375,230)
Net investment gain (loss) from Employer Securities (see Note 3)	**(12,877)**	8,210
Total Investment Income	**(462,100)**	(367,020)
Contributions:		
Employer	**219,046**	98,087
Employee	**651,895**	545,620
Plan merger (see Note 4)	**-**	143,732
Employee rollover	**132,128**	65,604
Total Contributions	**1,003,069**	853,043
Total Additions	**540,969**	486,023
Deductions from net assets attributed to:		
Benefits paid to participants	**555,861**	308,382
Administrative expenses	**8,895**	1,500
Total Deductions	**564,756**	309,882
Net Increase (Decrease)	**(23,787)**	176,141
Net assets available for Plan benefits - beginning of year	**2,478,049**	2,301,908
Net assets available for Plan benefits - end of year	**$2,454,262**	$2,478,049

See accompanying notes.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Vail Banks, Inc. 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Vail Banks, Inc. (the Bank) and its participating subsidiaries, WestStar Bank and First Western Mortgage Services, who are at least twenty-one years of age and have attained at least 6 months of service with the Bank. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute a portion of annual compensation, in one percent increments, up to the maximum percentage permitted by law. Participants direct the investment of their contributions into various investment options offered by the Plan, including twenty-seven mutual funds, one money market fund, and Vail Banks, Inc. common stock. The Bank matches 50% of the participant contributions on the first 6% of base compensation that a participant contributes to the Plan. In addition, the Bank may also contribute a discretionary profit sharing contribution. The Bank's matching contributions are in Vail Banks, Inc. stock and must remain invested in Vail Banks, Inc. stock until the later of the last day of the Plan year in which a participant is fully vested or following the Plan year in which the stock is credited to the participant's account.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Bank's contributions on the participant's behalf, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their elective deferral contributions plus earnings thereon. Vesting in the Bank's contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service. In addition, a participant becomes 100% vested in the Bank's contributions in the event of a participant's death or disability or upon termination of the Plan.

Payment of Benefits
Upon termination of service, a participant will receive a lump-sum payment equal to the vested value of his or her account, provided the account does not have a value greater than $5,000. Otherwise, the participant may elect a monthly life income annuity to be paid in monthly installments over a period not to exceed the employee's lifetime or may receive a lump-sum payment. Hardship withdrawals are permitted for medical expenses, preventing foreclosure on a principal residence, purchase of a principal residence and payment of tuition.

Forfeitures
At December 31, forfeited nonvested accounts totaled $57,620 (2001) and $43,269 (2000). These accounts are used first to pay Plan expenses and then to reduce future employer contributions.

Amendment
Effective October 1, 2000, the Plan was amended to allow participants to direct the investment of their contributions into Vail Banks, Inc. stock.

Name Change
The Plan was formerly known as the WestStar Bank 401(k) Savings and Investment Plan. Effective January 1, 2001, the Plan was renamed to the Vail Banks, Inc. 401(k) Savings and Investment Plan.

Reclassifications
Certain amounts in the December 31, 2000 financial statements have been reclassified to agree with current year presentation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation
The Plan's investments are stated at fair market value, as determined by quoted market price, if available, or by reference to other sales of substantially identical investments within the same time period.

Payment of Benefits
Benefits are recorded when paid by the third-party administrator.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% of the Plan's net assets.

	2001	2000
Pooled Separate Account		
MFS Massachusetts Investors Growth Stock Fund, 35,514 and 39,280 shares, respectively	$366,281	$547,763
Janus Worldwide Fund, 26,172 and 23,558 shares, respectively	$262,626	$311,734
AIM Value Fund, 11,478 and 11,139 shares, respectively	$186,774	$211,817
American Century Ultra Fund, 10,299 and 11,687 shares, respectively	$170,536	$230,545
Employer Securities		
Vail Banks, Inc. stock, 49,910 and 12,323 shares, respectively	$544,021	$127,851

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Pooled Separate Accounts	$(449,223)
Employer Securities	$ (12,877)

NOTE 4 - PLAN MERGER

On January 11, 2000, the First Western Mortgage 401(k) Plan was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of January 11, 2000, at their balances as previously carried in the accounts of the First Western Mortgage Plan. The investments transferred at fair market value were $143,732.

NOTE 5 - PLAN TERMINATION

Although they have expressed no intention to do so, the Bank has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA and any collective bargaining agreements in effect at the time. In the event of Plan termination, all participants will become 100 percent vested in their accounts.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designated.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the Plan changed its third party administrator to Digital Retirement Solutions (DRS).

SUPPLEMENTAL SCHEDULES

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4; SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

EIN 84-0744610

PLAN 001

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Centennial Money Market	Money market fund	$11,255	$ 11,255
	The Guardian Cash Management Fund	Money market fund	68,210	71,649
		TOTAL MONEY MARKET FUNDS		82,904
	AIM Aggressive Growth Fund	Mutual fund	65,985	49,949
	AIM Balanced Fund	Mutual fund	50	51
	AIM Constellation Fund	Mutual fund	115,353	87,825
	AIM Value Fund	Mutual fund	219,049	186,774
	American Century Ultra Fund	Mutual fund	195,003	170,536
	American Century International Fund	Mutual fund	37,433	33,400
	American Century Value Fund	Mutual fund	60,439	68,588
	Dreyfus Appreciation Fund	Mutual fund	16,970	16,554
	Dreyfus Premier Technology Growth Fund	Mutual fund	831	802
	Dreyfus S&P 500 Index Fund	Mutual fund	63,592	60,173
	Fidelity Equity Income Fund	Mutual fund	39,781	41,998
	Fidelity Equity Growth Fund	Mutual fund	556	567
	Fidelity Growth Opportunity Fund	Mutual fund	19,976	16,383
	Fidelity High Yield	Mutual fund	21,380	20,709
	Fidelity Mid Cap Fund	Mutual fund	17,657	17,251
	Fidelity Overseas Fund	Mutual fund	316	312
	Guardian Park Avenue Fund	Mutual fund	141,976	116,441
	Guardian Park Avenue Small Cap Fund	Mutual fund	8,073	8,035
	Janus Adviser Aggressive Growth Fund	Mutual fund	6,012	5,400
	Janus Adviser Growth Fund	Mutual fund	515	471
	Janus Balanced Fund	Mutual fund	73,053	74,093
	Janus Worldwide Fund	Mutual fund	359,219	262,626
	MFS Massachusetts Investors Trust Fund	Mutual fund	46,980	41,241
	MFS Massachusetts Investors Growth Fund	Mutual fund	462,612	366,281
	MFS Mid Cap Growth Fund	Mutual fund	144,628	121,472
	MFS Utilities Fund	Mutual fund	73,632	59,405
		TOTAL EQUITY MUTUAL FUNDS		1,827,337
	Vail Banks stock	Common stock	555,259	544,021
		TOTAL INVESTMENTS		$2,454,262

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4J; SCHEDULE OF REPORTABLE TRANSACTIONS

EIN 84-0744610

PLAN 001

December 31, 2001

(a)	(b) Description of assets (include interest rate and maturity in case of a loan)	(c) Purchase price	(g) Cost of asset	(h) Current value of asset on transaction date
	Vail Banks, Inc. stock	$434,723	$434,723	$434,723

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 File Number 333-54442) pertaining to the Vail Banks, Inc. 401(k) Savings and Investment Plan of our report dated June 7, 2002, with respect to the financial statements of the Vail Banks, Inc. 401(k) Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Dalby, Wendland & Co., P.C.

Dalby, Wendland & Co., P.C.

Grand Junction, Colorado
June 24, 2002